Filed Pursuant to Rule 433

Registration Statement No. 333-272489

Relating to Preliminary Prospectus Supplement dated May 12, 2026

FORTIVE CORPORATION

PRICING TERM SHEET

May 12, 2026

$600,000,000 4.750% Senior Notes due 2031

$500,000,000 5.250% Senior Notes due 2036

The information in this pricing term sheet supplements Fortive Corporation’s preliminary prospectus supplement, dated May 12, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Fortive Corporation

Expected Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB (Stable)

Securities:	4.750% Senior Notes due 2031 (the “2031 Notes”) 5.250% Senior Notes due 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Trade Date:	May 12, 2026

Settlement Date:	May 14, 2026 (T+2)

Size:	2031 Notes: $600,000,000 2036 Notes: $500,000,000

Maturity:	2031 Notes: May 15, 2031 2036 Notes: May 15, 2036

Coupon (Interest Rate):	2031 Notes: 4.750% 2036 Notes: 5.250%

Yield to Maturity:	2031 Notes: 4.802% 2036 Notes: 5.291%

Price to Public:	2031 Notes: 99.771% 2036 Notes: 99.685%

Gross Proceeds:	2031 Notes: $598,626,000 2036 Notes: $498,425,000

Spread to Benchmark Treasury:	2031 Notes: +68 basis points 2036 Notes: +83 basis points

Benchmark Treasury:	2031 Notes: 3.875% UST due April 30, 2031 2036 Notes: 4.125% UST due February 15, 2036

Benchmark Treasury Price/Yield:	2031 Notes: 98 - 28 ¾ / 4.122% 2036 Notes: 97 - 11+ / 4.461%

Interest Payment Dates:	2031 Notes: May 15 and November 15 of each year, commencing on November 15, 2026 2036 Notes: May 15 and November 15 of each year, commencing on November 15, 2026

Optional Redemption:

The 2031 Notes will be redeemable, at the Issuer’s option, in whole or in part, from settlement until April 15, 2031 (the date that is 1 month prior to the scheduled maturity date), at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on April 15, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate plus 15 basis points, less (b) interest accrued to, but not including, the date of redemption; and (ii) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest on the 2031 Notes to be redeemed to, but not including, the redemption date.

The 2036 Notes will be redeemable, at the Issuer’s option, in whole or in part, from settlement until February 15, 2036 (the date that is 3 months prior to the scheduled maturity date), at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on February 15, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate plus 15 basis points, less (b) interest accrued to, but not including, the date of redemption; and (ii) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest on the 2036 Notes to be redeemed to, but not including, the redemption date.

Par Call:	2031 Notes: On or after April 15, 2031 2036 Notes: On or after February 15, 2036

Change of Control Offer to Purchase:	If a change of control triggering event occurs, subject to certain exceptions, each holder of the Notes will have the right to require the Issuer to repurchase some or all of its Notes at a purchase price equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon to, but not including, the repurchase date. A change of control triggering event means the occurrence of both a change of control and a rating event.

Use of Proceeds:	The Issuer intends to use the net proceeds from the Notes to refinance certain indebtedness, including the repayment at maturity of its $900 million aggregate principal amount of 3.150% Senior Notes due June 15, 2026 (plus accrued and unpaid interest thereon), to pay related fees and expenses and for general corporate purposes. Pending such use, the Issuer may temporarily use all of the net proceeds for general corporate purposes. The Issuer has broad discretion in the use of such proceeds.

CUSIP Number:	2031 Notes: 34959J AN8 2036 Notes: 34959J AP3

ISIN:	2031 Notes: US34959JAN81 2036 Notes: US34959JAP30

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Barclays Capital Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Joint Bookrunners:

BNP Paribas Securities Corp.

BofA Securities, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC ING Financial Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other rating.

It is expected that delivery of the Notes will be made against payment therefor on or about May 14, 2026, which will be the second business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Morgan Stanley & Co. LLC, Barclays Capital Inc., J.P. Morgan Securities or Scotia Capital (USA) Inc. will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533 or Scotia Capital (USA) Inc. at 1-800-372-3930.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.